STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

February 3, 2006

Tangela S. Richter

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Integrated Environmental Technologies, Ltd.
Your Letter of February 2, 2006

Amendment No. 1 to Registration Statement on Form SB-2

Filed on January 6, 2006

File No. 333-128759

Dear Ms. Richter:

This correspondence is in response to your letter dated February 2, 2006 in reference to our filing referenced above, on behalf of Integrated Environmental Technologies, Ltd. (“IET”).

In response to your request we have keyed our response to your comment item in its original numeric order.

General

1.

Although you have provided information with regard to persons who may be affiliates or registered broker-dealers, please clarify and disclose if any of the selling stockholders are registered broker-dealers. I you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services.

Response:

We have reviewed the list of selling stockholders included in the SB-2 and have confirmed that no selling stockholder listed is a registered broker-dealer.

Integrated Environmental Technologies, Ltd.

February 3, 2006

Please advise if we can be of any further assistance.

Yours truly,

/s/ Donald J. Stoecklein

Donald J. Stoecklein

/rv